Exhibit 99.1

Essex Announces Second Quarter 2014 Results
Core FFO Guidance Increased as Same-Property NOI Grows 9.1% in the Second Quarter

Palo Alto, California—August 6, 2014—Essex Property Trust, Inc. (NYSE:ESS) announced today its second quarter 2014 earnings results and related business activities.

Funds from Operations (“FFO”) and Net Income per diluted share for the quarter and six months ended June 30, 2014 are detailed below.  FFO and Net Income for the quarter and six months ended June 30, 2014 includes $26.5 million and $42.6 million in merger related expenses, respectively.  Core FFO excludes merger expenses, acquisition costs and non-routine items.

	Three Months Ended			Six Months Ended
	June 30,		%	June 30,		%
	2014	2013	Change	2014	2013	Change
Per Diluted Share
Total FFO	$1.72	$1.91	-9.8%	$3.41	$3.88	-12.2%
Core FFO	$2.08	$1.88	11.1%	$4.11	$3.74	9.7%
Earnings per Share	$0.08	$0.67	-88.1%	$0.54	$1.35	-60.0%

Second Quarter Highlights:

•	Selected to be included in the S&P 500 as of April 1, 2014.
•	Grew Core FFO per diluted share by 11.1% compared to Q2 2013, which is ahead of initial guidance assumptions.
•	Increased same-property gross revenues and net operating income (“NOI”) by 7.2% and 9.1%, respectively, compared to Q2 2013.
•	Realized a sequential increase in same-property revenue growth of 1.6%.
•	Achieved pro forma same-property revenue growth of 6.7% in the legacy BRE portfolio, narrowing the revenue growth differential to the Essex portfolio from 1.6% to 0.5% from the first quarter 2014 to the second quarter 2014, respectively.
•	Increased financial occupancy in the legacy BRE same-property portfolio by 92 basis points to 95.3% in Q2 ‘14 compared to Q2 ‘13 and 76 basis points since Q1 ‘14.
•	Completed the lease-up of four development communities and began the lease-up of two additional properties.
•	Increased the Essex portfolio full year same-property revenue growth guidance range to 6.4% to 6.8%, raising the midpoint by 100 basis points and increasing the same-property NOI growth range to 7.7% to 8.4%.
•	Raised the full year Core FFO per diluted share guidance range to $8.31 to $8.47, raising the midpoint by $0.09 per share. Established Core FFO guidance range for the third quarter of 2014 of $2.05 to $2.11 per diluted share.

925 East Meadow Drive Palo Alto California 94303 telephone 650 494 3700 facsimile 650 494 8743
www.essexpropertytrust.com

“We are pleased to report another exceptional quarter, with Core FFO per share $0.08 above the midpoint of our guidance range established last quarter.  Robust economic conditions in Northern California and Seattle and continued improvements in Southern California underlie same-property revenue growth in excess of the high end of our 2014 guidance range.  Other notable contributing factors to our results include a 110 basis point reduction in the revenue growth differential between the ESS and legacy BRE portfolios, and strong initial leasing activities related to our $1.3 billion development pipeline,” commented Michael Schall, President and Chief Executive Officer of the Company.  Mr. Schall continued, “The integration of BRE continues to proceed as planned and we continue to see opportunities to increase revenue while creating a more efficient operating platform given our substantial footprint in the best apartment markets on the West Coast.”

Same-Property Operations

Essex same-property operating results exclude properties that are not comparable for the periods presented, including all properties acquired in the merger with BRE.  The table below illustrates the percentage change in same-property gross revenues for the quarter ended June 30, 2014 compared to the quarter ended June 30, 2013, and the sequential percentage change for the quarter ended June 30, 2014 versus the quarter ended March 31, 2014 by submarket for the Company:

	Q2 2014 vs. Q2 2013	Q2 2014 vs. Q1 2014	% of Total
	Gross Revenues	Gross Revenues	Q2 2014 Revenues
Southern California
Los Angeles County	5.5%	1.1%	17.2%
Ventura County	5.5%	1.3%	8.9%
Orange County	4.7%	0.7%	11.1%
San Diego County	5.9%	1.8%	5.6%
Other Southern California	5.9%	-0.4%	1.7%
Total Southern California	5.4%	1.1%	44.5%
Northern California
Santa Clara County	9.1%	2.0%	18.4%
Contra Costa County	7.6%	1.5%	6.4%
Alameda County	11.4%	2.5%	5.9%
Other Northern California	9.9%	2.4%	5.7%
Total Northern California	9.4%	2.1%	36.4%
Seattle Metro	7.3%	1.9%	19.1%
Same-Property Portfolio	7.2%	1.6%	100.0%

	Year Over Year Growth
	Q2 2014 compared to Q2 2013
	Gross Revenues	Operating Expenses	NOI
Southern California	5.4%	3.2%	6.4%
Northern California	9.4%	2.4%	12.4%
Seattle Metro	7.3%	4.0%	9.1%
Same-Property Portfolio	7.2%	3.1%	9.1%

	Sequential Growth
	Q2 2014 compared to Q1 2014
	Gross Revenues	Operating Expenses	NOI
Southern California	1.1%	1.2%	1.0%
Northern California	2.1%	2.3%	2.0%
Seattle Metro	1.9%	0.8%	2.4%
Same-Property Portfolio	1.6%	1.5%	1.6%

	Financial Occupancies
	Quarter Ended
	6/30/2014	3/31/2014	6/30/2013
Southern California	96.3%	96.4%	95.8%
Northern California	96.0%	96.5%	96.1%
Seattle Metro	96.0%	96.5%	96.1%
Same-Property Portfolio	96.1%	96.5%	96.0%

Legacy BRE Same-Property Revenue

The table below represents the second quarter 2014 results for the legacy BRE portfolio acquired in the merger with BRE, excluding the 17 properties contributed to joint ventures, compared on a pro forma same-property basis to the results for the second quarter 2013 while owned by BRE.  Certain re-classifications were made to make the results comparable.  These properties will be eligible for inclusion in the Essex same-property portfolio beginning in April 2015.

	Q2 2014 vs. Q2 2013	Q2 2014 vs. Q1 2014	% of Total
	Gross Revenues	Gross Revenues	Q2 2014 Revenues
Southern California
Los Angeles County	6.0%	2.4%	15.8%
Orange County	3.7%	0.8%	18.8%
San Diego County	5.8%	2.4%	17.1%
Other Southern California	2.0%	-0.2%	1.0%
Total Southern California	5.1%	1.8%	52.7%
Northern California
Santa Clara County	8.7%	3.1%	5.5%
Contra Costa County	8.0%	0.6%	4.3%
Alameda County	11.1%	3.1%	8.6%
Other Northern California	9.8%	1.8%	12.5%
Total Northern California	9.7%	2.2%	30.9%
Seattle Metro	6.6%	1.7%	16.4%
Same-Property Portfolio	6.7%	1.9%	100.0%
Joint Venture Portfolio (1)	5.3%	1.0%

(1)	The joint venture portfolio includes 17 properties, containing 4,175 apartment homes, which were contributed to three joint ventures in connection with the merger with BRE.

Investment Activity

In May, the Company purchased Piedmont Apartments located in Bellevue, WA for $76.8 million.  Please see our first quarter earnings release dated May 7, 2014 for additional details about the transaction.

The Company acquired Collins on Pine, a 76 unit community in Seattle, WA, for $29.2 million in May. The property was completed in December 2013 and is located in the Capitol Hill District, a short distance from our Vox Apartment community acquired in October 2013.

Subsequent to quarter end, the Company acquired Paragon Apartments located in Fremont, CA for $111.0 million.  The property was built in 2013 and has 301 apartment homes.  Paragon Apartments is condo mapped and is conveniently located near the Fremont Bart station and high paying jobs in Silicon Valley.

Development Activity

During the quarter, the Company stabilized four development communities and, subsequent to quarter end, began the lease up of two additional properties, Radius and Mosso I.  The table below represents the percentage of units leased for each lease-up community as of July 30, 2014.

Project Name	Location	Total Units	ESS Ownership	% Leased as of 7/30/14
Epic Phase II	San Jose, CA	289	55%	97.6%
The Avery	Los Angeles, CA	121	100%	97.5%
The Huxley	Los Angeles, CA	187	50%	94.7%
Solstice	Sunnyvale, CA	280	100%	98.9%
Wilshire at La Brea	Los Angeles, CA	478	100%	68.8%
Radius	Redwood City, CA	264	100%	36.0%
Mosso I	San Francisco, CA	181	55%	42.5%
Total/Average % Leased		1,800		75.3%

As referenced in the first quarter 2014 earnings press release dated May 7, 2014, Phase II of the Mission Bay 360 development community (MB 360), located in San Francisco, CA, sustained significant fire damage on March 11, 2014.  Phase I of MB 360, containing 188 apartment homes, was not affected by the fire.  The reconstruction effort for Phase II is expected to commence in the third quarter of 2014.  The total estimated cost for Phase II of MB 360 shown on S-9 of the Supplemental Financial Information (MB 360 Estimated Cost) has been adjusted for the estimated insurance reimbursement in the amount of $45 million.  At this time, we have not reached an agreement on the amounts to be recovered from insurance providers and other responsible parties.  Therefore, the expected insurance proceeds could be subject to change.

In June, The Emme, a 190 unit community located in Emeryville, CA, was contributed to a joint venture with the Canada Pension Plan Investment Board (“CPPIB”).  The Company has a 55% ownership interest in the joint venture.  The Emme will begin leasing in the fourth quarter of 2014.

Subsequent to quarter end, the Company entered into a joint venture to develop a multifamily community containing 376 apartment homes located in San Jose, CA.  Essex has a 50% ownership interest in the development which has a projected total cost of $170 million.  The joint venture has obtained a $90 million construction loan that floats at LIBOR plus 175 basis points for a three year term with two one year extension options.  The development is expected to begin construction during the third quarter of 2014.  The Company has made a $27 million preferred equity investment in the project, which accrues an annualized preferred return of 8.1%.

Other Investments

Subsequent to quarter end, the Company made a $12.5 million preferred equity investment in a multifamily development project located in Seattle, WA.  The investment has a preferred return of 10% for a four year term.

Liquidity and Balance Sheet
Common Stock

During the second quarter, the Company issued 792,700 shares of common stock at an average price of $179.50 for net proceeds of $141.4 million. Subsequent to quarter end, the Company has issued 362,532 shares of common stock at an average price of $187.28, for net proceeds of $67.5 million.  Year to date, the Company has issued 2,115,887 shares of common stock at an average price of $174.82 for net proceeds of $366.9 million.

Balance Sheet

In April, the Company issued $400 million of 3.875% senior unsecured notes that mature in May 2024.  Please see the press release dated April 8, 2014 for additional details about the notes offering.

At the end of July, the Company had $855 million available on its $1.025 billion revolving lines of credit.

Change in Accounting Policy

During the quarter, in connection with the merger with BRE, the Company evaluated existing accounting policies and adopted the accrual method of accounting for utility reimbursement income, which is consistent with U.S. GAAP and industry practices.  As a result, the Company recorded a one-time accrual of $1.8 million of revenues in the quarter, which has been excluded from Core FFO.

Guidance

The Company is increasing its full-year 2014 Core FFO guidance to $8.31 to $8.47, raising the midpoint by $0.09 to $8.39 per diluted share.  The reason for the increase primarily relates to revised same-property NOI growth.  See page S-13 of the Supplemental Financial Information, which accompanies this press release, for the assumptions used to calculate the low and high end of the 2014 Core FFO guidance range.  For the third quarter of 2014, the Company expects Core FFO per diluted share to range from $2.05 to $2.11.  The following table provides a reconciliation of the midpoint of Q2 Core FFO guidance compared to the first quarter 2014 earnings release distributed in May 2014.

Per Share
Projected Midpoint Core FFO per share for Q2 2014	$2.00
NOI from ESS consolidated communities	.03
NOI from BRE consolidated communities	.02
Co-Investment income	.01
Interest expense and other	.02
Core FFO per share Q2 2014, reported	$2.08

Conference Call with Management

The Company will host an earnings conference call with management to discuss its quarterly results on Thursday August 7, 2014 at 10 a.m. PDT (1 p.m. EDT), which will be broadcast live via the Internet at www.essex.com, and accessible via phone by dialing (877) 407-0784, no passcode is necessary.

A rebroadcast of the live call will be available online for 90 days and digitally for 7 days. To access the replay online, go to www.essex.com and select the second quarter earnings link.  To access the replay digitally, dial (877) 870-5176 using the replay pin number 13585667. If you are unable to access the information via the Company’s website, please contact the Investor Relations Department at investors@essex.com or by calling (650) 494-3700.

Corporate Profile

Essex Property Trust, Inc., an S&P 500 company, is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast markets. Essex currently has ownership interests in 240 apartment communities with an additional 11 properties in various stages of active development. Additional information about Essex can be found on the Company’s web site at www.essex.com.

This press release and accompanying supplemental financial information will be filed electronically on Form 8-K with the Securities and Exchange Commission and can be accessed from the Company’s Web site at www.essex.com. If you are unable to obtain the information via the Web, please contact the Investor Relations Department at (650) 494-3700.

Funds from Operations (“FFO”) Reconciliation

FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Generally, FFO adjusts the net income of equity REITs for non-cash charges such as depreciation and amortization of rental properties, impairment charges, gains/losses on sales of real estate and extraordinary items. Management considers FFO and FFO which excludes merger and acquisition costs and items that are non-recurring or not related to the Company’s core business activities, which is referred to as (“Core FFO”), to be useful financial performance measurements of an equity REIT because, together with net income and cash flows, FFO and Core FFO provide investors with an additional basis to evaluate the operating performance and ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures and the ability to pay dividends.

FFO does not represent net income or cash flows from operations as defined by U.S. generally accepted accounting principles (“GAAP”) and is not intended to indicate whether cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the REIT's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to shareholders. FFO also does not represent cash flows generated from operating, investing or financing activities as defined under GAAP. Management has consistently applied the NAREIT definition of FFO to all periods presented. However, there is judgment involved and other REITs’ calculation of FFO may vary from the NAREIT definition for this measure, and thus their disclosures of FFO may not be comparable to the Company’s calculation.

The following table sets forth the Company’s calculation of diluted FFO and Core FFO for the quarters ended June 30, 2014 and 2013:

	Three Month Ended June 30,		Six Months Ended June 30,
Funds from Operations (In thousands)	2014	2013	2014	2013
Net income available to common stockholders	$4,989	$24,946	$26,901	$50,149
Adjustments:
Depreciation	97,510	48,031	147,822	95,175
Gains not included in FFO, net of internal disposition costs	--	(2,366)	(10,292)	(2,366)
Depreciation add back from unconsolidated co-investments	8,314	3,777	13,074	7,619
Noncontrolling interest related to Operating Partnership units	209	1,547	1,626	3,048
Depreciation attributable to third party ownership	(332)	(327)	(661)	(654)
Funds from Operations	$110,690	$75,608	$178,470	$152,971
Merger expenses	26,497	--	42,556	--
Acquisition and disposition costs	529	168	717	555
Gain on sales of marketable securities and note prepayment	(459)	--	(886)	(2,611)
Co-investment promote income	(1,056)	--	(4,904)	--
Utility reimbursement income accrual	(1,807)	--	(1,807)	--
Acquisition fee income	(500)	--	(500)	--
Gain on sale of land	--	--	(400)	(1,503)
Earthquake related and other	--	--	1,571	--
Loss on early retirement of debt add back from unconsolidated co-investments	--	--	197	--
Gain on early retirement of debt	--	(1,024)	--	(1,024)
Income from early redemption of preferred equity investments	--	(523)	--	(946)
Core Funds from Operations	$133,894	$74,229	$215,014	$147,442

SAFE HARBOR STATEMENT UNDER THE PRIVATE LITIGATION REFORM ACT OF 1995:

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements include statements and estimates on page 1 and under the caption “Guidance” on page 5 with respect to Core FFO and same-property NOI growth for the third quarter 2014 and for the full year 2014, statements about the integration with BRE, estimates about 2014 same-property revenue growth and regarding construction and leasing dates of development properties, and statements and estimates set forth under the captions “Development Pipeline—June 30, 2014” and “Redevelopment Pipeline and Capital Expenditures—June 30, 2014” on pages S-9 and S-10 of the Company’s Supplemental Financial Information Package, which accompanies this press release, regarding estimated costs of property development and redevelopment and regarding the anticipated timing of redevelopments and of the construction start, initial occupancy and stabilization of property development and the various financial estimates and assumptions set forth in the columns “2014 Revised Guidance Range” on page S-13 of the Company’s Supplemental Financial Information Package and the forecasts, set forth on page S-15 of the Company’s Supplemental Financial Information Package, of residential supply, jobs, and rent growth in various areas.  The Company's actual results may differ materially from those projected in such forward-looking statements.  Factors that might cause such a difference include, but are not limited to, changes in market demand for rental units and the impact of competition and competitive pricing, unanticipated difficulties in integrating the businesses of Essex and BRE and realizing anticipated synergies, changes in economic conditions, unexpected delays in the development and stabilization of development projects, unexpected difficulties in leasing of development projects, total costs of development investments exceeding the Company’s projections and other risks detailed in the Company's filings with the Securities and Exchange Commission (SEC).  All forward-looking statements are made as of today, and the Company assumes no obligation to update this information.  For more details relating to risk and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements, and risks to our business in general, please refer to our SEC filings, including the Company’s Report on Form 10-K for the year ended December 31, 2013.

Contact Information
Barb Pak
Director of Investor Relations
(650) 494-3700
bpak@essex.com